Schering makes deal with Barr about oxybutynin incontinence ring

Berlin, April 5, 2004 - Schering AG Group, Germany (FSE: SCH, NYSE: SHR) announced today that it has signed an agreement with Barr Laboratories, Inc., a subsidiary of Barr Pharmaceuticals, Inc. (NYSE-BRL). Under this agreement, Schering transfers its worldwide marketing and sales rights to the oxybutynin transvaginal ring for urinary incontinence.

"As a worldwide leader in women's health, Schering's product pipeline is rich with innovative and unique products that will meet women's individualized needs in the areas of contraception, hormone therapy, and gynecological illnesses such as endometriosis and fibroid treatments," said Philip Smits M.D., Schering's global Head of Gynecology&Andrology. "This arrangement will allow us to focus our efforts on our core markets and bring the most significant advances to women."

Barr, through its 2002 acquisition of Enhance Pharmaceuticals, had been developing the oxybutynin vaginal ring with Schering. Barr assumes all remaining development efforts and will pay Schering a milestone payment upon final FDA approval as well as an ongoing royalty based on product sales upon commercialization of the product.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng